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                   [CONSTELLATION CAPITAL PARTNERS LLC LETTERHEAD]


FOR IMMEDIATE RELEASE                           CONTACT:  John A. Young
                                                          Vice President
                                                          (804) 560-4074


                           CONSTELLATION CAPITAL ANNOUNCES
                CONSUMMATION OF TENDER OFFER FOR IMO INDUSTRIES INC.


Richmond, VA, August 28, 1997 -- Constellation Capital Partners LLC announced today that its affiliate, II Acquisition Corp. consummated a tender offer for all outstanding shares of common stock (including the associated Series B Junior Participating Preferred Stock Purchase Rights) of Imo Industries Inc. (NYSE:IMD) at $7.05 per share. According to First Chicago Trust Company of New York, the depositary for the tender offer, based on preliminary count, approximately 15.9 million shares of common stock were tendered pursuant to the tender offer representing approximately 93 percent of the outstanding shares of common stock. The offer expired, as scheduled, at 12:00 Midnight, EDT, on Wednesday, August 27, 1997.

Imo Industries Inc., with 1996 sales of $469 million, is a diversified manufacturer of pumps, fluid sensors, motion control products, remote control systems and automotive components, with operations worldwide.

Constellation Capital Partners LLC is a private equity firm based in Richmond, Virginia.


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